Exhibit (a)(3)

July 23, 2009

Dear Stockholder:

We are pleased to inform you that on July 14, 2009, Noven Pharmaceuticals, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hisamitsu Pharmaceutical Co., Inc. (“Hisamitsu”), Northstar Holding, Inc., a wholly owned subsidiary of Hisamitsu (“Holdings”), and Northstar Merger Sub, Inc., a wholly owned subsidiary of Holdings (“Purchaser”), pursuant to which Purchaser is commencing an Offer (the “Offer”) to purchase all the outstanding shares of the Company’s common stock for $16.50 per share in cash, without interest thereon and less any required withholding taxes (the “Offer Price”).

The Offer is scheduled to expire on August 19, 2009 at 12:01 a.m., New York City time, unless extended in accordance with the terms of the Merger Agreement.

If successful, the Offer will be followed by the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation in the merger and an indirect wholly owned subsidiary of Hisamitsu. At the effective time of the merger, all shares of the Company’s common stock, other than shares owned by Hisamitsu, Holdings, Purchaser or the Company, or by stockholders who have properly perfected their statutory appraisal rights, will be converted into the right to receive the Offer Price.

The board of directors of the Company has unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement, the Offer, the merger and the other transactions contemplated by the Merger Agreement, (ii) determining that the terms of the Offer, merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders, (iii) recommending that the holders of the Company’s common stock accept the Offer and tender their shares in the Offer, and (iv) if required by applicable law, recommending that the Company’s stockholders adopt the Merger Agreement. Accordingly, the board of directors of the Company unanimously recommends that the Company’s stockholders accept the Offer, tender their shares in the Offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

In arriving at its recommendation, the board of directors of the Company gave careful consideration to the interests of the Company’s stockholders and all other factors required or permitted by applicable law to be considered by the directors. Those factors are discussed in the enclosed solicitation/recommendation statement on Schedule 14D-9.

Also enclosed are the Purchaser’s offer to purchase, a letter of transmittal with instructions as to how to tender shares in the Offer, and other related documents setting forth the terms and conditions of the Offer. We urge you to carefully read the enclosed solicitation/recommendation statement on Schedule 14D-9 and related materials in their entirety.

Sincerely,

Peter Brandt
President & Chief Executive Officer